DC

06030856

Response of the Office of Chief Counsel
Division of Corporation Finance

March 31, 2006

Re: WaveRider Communications Inc.
Incoming letter dated March 31, 2006

Based on the facts presented, the Division will not object if WaveRider stops filing periodic reports under the Securities Exchange Act of 1934, including its annual report on Form 10-KSB for the fiscal year ended December 31, 2005. In reaching this position, we note that WaveRider has filed post-effective amendments removing from registration unsold securities under all effective registration statements on Form S-2, Form S-3, and Form S-8. We assume that, consistent with the representations made in your letter, WaveRider will file certifications on Form 15 making appropriate claims under Exchange Act Rules 12g-4 and 12h-3 on or before the due date of its Form 10-KSB for the fiscal year ended December 31, 2005.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Anne Krauskopf

Anne M. Krauskopf
Senior Special Counsel

Act: 1934
Section:
Rule: 12H-3
Public Availability: 3/31/2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2006

Mail Stop 3010

Gerard P. O'Connor
Foley Hoag LLP
Seaport World Trade Center West
155 Seaport Blvd.
Boston, MA 02210-2600

Re: WaveRider Communications Inc.

Dear Mr. O'Connor:

In regard to your letter of March 31, 2006, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

David Lynn
Chief Counsel

FOLEY
HOAG LLP
ATTORNEYS AT LAW

Gerard P. O'Connor
Boston Office
617-832-1249
goconnor@foleyhoag.com

March 31, 2006

Securities Exchange Act of 1934, Rule 12h-3
Securities Exchange Act of 1934, Section 13(a) and Section 15(d)

VIA EMAIL AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N. E.
Washington, D.C. 20549
Email: krauskopfa@sec.gov

Re: WaveRider Communications Inc. (Commission File No. 000-25680); Wave Wireless Corporation (Commission File No. 000-25356)

Ladies and Gentlemen:

We are writing on behalf of WaveRider Communications Inc., a Nevada corporation ("WaveRider"), to request that the staff of the Office of Chief Counsel, Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") confirm that it will not recommend enforcement action to the SEC if, under the circumstances described below, WaveRider files a certificate on Form 15 ("Form 15"), to suspend WaveRider's reporting obligations under Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12h-3 thereunder ("Rule 12h-3"), including the suspension of WaveRider's duty to file its Annual Report on Form 10-KSB for the year ending December 31, 2005.

I. Background

Wave Wireless Corporation, ("Wave Wireless"), a Delaware corporation, Wave Acquisition Corporation, a Delaware corporation and a direct wholly-owned subsidiary of Wave Wireless ("Acquisition"), and WaveRider entered into an Agreement and Plan of Merger dated as of January 3, 2006 (the "Merger Agreement"), which provides, among other things, that Acquisition would merge with and into WaveRider (the "Merger"). The Merger was completed and effective on March 28, 2006. As a result of the Merger, the separate corporate existence of Acquisition ceased and WaveRider survived as a wholly-owned subsidiary of Wave Wireless.

B3183610.2

As a result of the Merger, each share of WaveRider common stock outstanding at the effective time of the Merger was converted automatically into the right to receive approximately 1.4 shares of Wave Wireless common stock (the "Merger Consideration"). WaveRider stockholders received cash instead of fractional shares of Wave Wireless common stock that would have otherwise been issued as a result of the Merger. Upon the effectiveness of the Merger, the former WaveRider stockholders will receive Wave Wireless shares equal to approximately 50% of the issued and outstanding shares of Wave Wireless, assuming exercise of all outstanding options and rights to acquire Wave Wireless common stock. Under the applicable provisions of the Nevada Revised Statutes, WaveRider stockholders had the right to dissent from the Merger and to obtain payment in cash of the fair value of their shares of common stock. However, no WaveRider stockholder perfected these appraisal rights prior to the Merger. The shares of Wave Wireless common stock issued pursuant to the Merger were registered with the SEC on a registration statement on Form S-4, file no. 333-131357 (the "Wave Wireless S-4 Registration Statement").

Upon completion of the Merger, each outstanding stock option issued by WaveRider was assumed by Wave Wireless and was converted into an option to purchase that number of shares of Wave Wireless common stock equal to the number of shares of WaveRider common stock purchasable pursuant to the WaveRider option immediately prior to the effective time of the merger, multiplied by the exchange ratio, rounded down to the nearest whole number of shares of Wave Wireless common stock. The exercise price per share was equal to the exercise price per share of WaveRider common stock divided by the exchange ratio, rounded up to the nearest whole cent. Wave Wireless agreed in the merger agreement to file a registration statement on Form S-8 with the Securities and Exchange Commission as soon as reasonably practicable following the completion of the merger, in connection with the shares underlying the assumed and outstanding WaveRider options.

Additionally, WaveRider had issued and outstanding convertible debentures issued in private placements in 2003 and 2004, as well as shares of Series D Convertible Preferred Stock issued in a private placement in January 2006 to the holder of WaveRider's convertible debentures as consideration for certain agreements entered into with the holder. In the merger, all outstanding shares of WaveRider's Series D Convertible Preferred Stock issued and all of WaveRider's outstanding convertible debentures were converted, in the aggregate, into the following securities of Wave Wireless:

- shares of Wave Wireless' Series H Convertible Preferred Stock convertible into approximately 8.8 million shares of Wave Wireless common stock;
- shares of Wave Wireless Series I Convertible Preferred Stock convertible into approximately 13.3 million shares of Wave Wireless common stock; and

- warrants to purchase approximately 8.8 million shares of Wave Wireless common stock at an exercise price of $0.20 per share.

WaveRider intends to file a Form 15 with the SEC to deregister the WaveRider common stock and common stock warrants under Section 12(g) of the Exchange Act and to suspend WaveRider's duty to file reports under Section 15(d) of the Exchange Act pursuant to Rule 12h-3.

II. Registration Statements Effective and Outstanding

Prior to the Merger, WaveRider had on file with the SEC nine registration statements on Form S-3 (the "Pre-2005 Form S-3s"), seven registration statements on Form S-8 (the "Pre-2005 Form S-8s"), and three registration statements on Form S-2 (the "Pre-2005 Form S-2s"). All of these were declared effective prior to January 1, 2005, but the Pre-2005 Form S-3s and the Pre-2005 Form S-8s were automatically updated during fiscal year 2005 for purposes of Section 10(a)(3) of the Securities Act with the filing of WaveRider's Annual Report on Form 10-K for the year ended December 31, 2004. In addition, on November 24, 2004, WaveRider filed with the SEC a registration statement on Form S-2 which was declared effective in February 2005, and on June 3, 2005 filed with the SEC a registration statement on Form S-2 which was declared effective in June 2005 (the "2005 Form S-2s").

Pre-2005 Form S-3s:

The following describes the Pre-2005 Form S-3s:

- Form S-3 filed January 20, 1999 and amended on Form S-3/A on April 8, 1999 and April 28, 1999 (file no. 333-70821), registering the resale of 7,250,000 shares of common stock for sale by selling security holders. This S-3 was declared effective in 1999.

- Form S-3 filed July 14, 1999 and amended on Form S-3/A on August 26, 1999 (file no. 333-82855), registering the resale of 1,600,000 shares of common stock for sale by selling security holders. This S-3 was declared effective in 1999.

- Form S-3 filed August 31, 1999 and amended on Form S-3/A filed October 4, 1999 (file no. 333-86251), registering a $7,500,000 of common stock on a shelf. This S-3 was declared effective in 1999. The last prospectus supplement reflecting a sale under this registration statement was filed on December 6, 1999.

- Form S-3 filed December 10, 1999 (file no. 333-92591), registering 7,407,407 shares of common stock and warrants pursuant to a primary registration statement[1]. This S-3 was declared effective in 1999 and the last sale under this S-3 occurred in 1999.

- Form S-3 filed November 7, 2000 and amended on Form S-3/A filed December 28, 2000 and January 10, 2001, (file no. 333-49458), registering 1,000,000 shares of common stock pursuant to a registration statement registering the resale by the former shareholders of ADE Network Technology Pty Ltd. This S-3 was declared effective in 2001.

- Form S-3 filed December 28, 2000 and amended on Form S-3/A filed March 12, 2001 (file no. 333-52834), registering 12,525,000 shares of common stock pursuant to a registration statement registering the resale by the former shareholders. This S-3 was declared effective in 2001.

- Form S-3 filed December 28, 2000 and amended on Form S-3/A filed June 26, 2001, August 16, 2001, September 17, 2001 and September 18, 2001 (file no. 333-58616), registering the sale of $13,800,000 of common stock on a shelf. This S-3 was declared effective in 2001. The last prospectus supplement reflecting a sale under this registration statement was filed on March 26, 2002.

- Form S-3 filed August 15, 2001 and amended on Form S-3/A filed September 7, 2001 (file no. 333-67634), registering the resale of 7,288,597 shares of common stock by selling shareholders. This S-3 was declared effective in 2001.

- Form S-3 filed September 25, 2001 and amended on Form S-3/A filed November 2, 2001 (file no. 333-70114), registering the sale by WaveRider of 14,000,000 units, each consisting of one share of common stock and one warrant to purchase a shares of common stock. This S-3 was declared effective in 2001. The last sale under this registration statement took place on December 14, 2001[2].

Some of the Pre-2005 Form S-3s listed above included secondary offerings by selling stockholders and so WaveRider cannot state with certainty the date of the last sale. However, no sales have been made by WaveRider or, to WaveRider's knowledge, any selling stockholder under any of the Pre-2005 Form S-3s since before the beginning of fiscal 2005. On March 29, 2006, WaveRider filed post-effective amendments to the Pre-2005 Form S-3s to remove from registration any unsold securities remaining under these filings.

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[1] In connection with this offering, WaveRider filed a registration statement on Form 8-A registering its common stock warrants under Section 12(g). The warrants expired in 2001.

[2] In connection with this offering, WaveRider filed an amendment to Form 8-A registering its common stock warrants under Section 12(g). The warrants expired on December 13, 2004.

Pre-2005 Form S-8s:

All of WaveRider's registration statements on Form S-8 were filed with the SEC prior to January 1, 2005. The Pre-2005 Form S-8s were filed by WaveRider to register common stock pursuant to its stock option plans and stock compensation plans and its employee stock purchase plan[3]. The last sales under all but one of the Pre-2005 Form S-8s took place before fiscal 2005. There have been no sales under the Pre-2005 Form S-8s in the current fiscal year.

On March 29, 2006, WaveRider filed post-effective amendments to the Pre-2005 Form S-8s to remove from registration any unsold securities remaining under these filings.

Pre-2005 Form S-2s:

The following describes the Pre-2005 Form S-2s:

- Form S-2 filed August 12, 2003 (file no. 333-107885), registering the resale from time to time of 18,836,789 shares of common stock by selling shareholders, including shares issuable upon the conversion of convertible debentures and exercise of common stock purchase warrants. This S-2 was declared effective in 2003.
- Form S-2 filed March 12, 2004 and amended on Form S-2/A filed September 7, 2004 (file no. 333-113553), filed pursuant to Rule 462 to register the resale of 2,000,000 additional shares of common stock by selling shareholders under registration statement no. 333-107885. This Form S-2 was effective upon filing on March 12, 2004.
- Form S-2 filed May 13, 2004 and amended on Form S-2/A filed May 26, 2004 (file no. 333-115481), registering the resale of 21,170,142 shares of common stock by selling shareholders, including shares issuable upon the conversion of convertible debentures and exercise of common stock purchase warrants. This S-2 was declared effective in 2004.

These registration statements on Form S-2 do not purport to incorporate later-filed Exchange Act reports of the issuer, and so WaveRider was not deemed to have automatically updated during fiscal year 2005 for purposes of Section 10(a)(3) of the Securities Act by filing its Annual Report on Form 10-K. Also, WaveRider did not file post-effective amendments to update any of the Pre-2005 Form S-2s during fiscal year 2005. On March 29, 2006, WaveRider filed post-effective amendments to the Pre-2005

[3] See WaveRider Registration Statements on Form S-8 filed: August 29, 1997 (file nos. 333-34647 and 333-34649), May 13, 1998 (file no. 52587), February 2, 2000 (file no. 30140), November 7, 2000 (file nos. 333-49454 and 333-49464), and August 12, 2003 (file no. 333-107883).

Form S-2s to remove from registration any unsold securities remaining under these filings.

2005 Form S-2s:

The following describes the 2005 Form S-2s:

- Form S-2 filed November 24, 2004 (file no. 333-120785) and amended on Form S-2/A filed February 7, 2005, registering the resale from time to time of 13,599,378 shares of common stock by selling shareholders, including shares issuable upon the conversion of convertible debentures and exercise of common stock purchase warrants. This S-2 was declared effective on February 8, 2005.

- Form S-2 filed June 6, 2005 (file no. 333-125477), registering the resale from time to time of 23,817,031 shares of common stock by selling shareholders, including shares issuable upon the conversion of convertible debentures and exercise of common stock purchase warrants. This S-2 was declared effective in June 2005.

On March 29, 2006, WaveRider filed post-effective amendments to the 2005 Form S-2s to remove from registration any unsold securities remaining under these filings.

III. Exchange Act Reporting Obligations

WaveRider's common stock and common stock warrants are currently registered under Section 12(g) of the Exchange Act. The warrants remaining unexercised expired in December 2004 and no registered common stock warrants have been outstanding since that time (see Notes 1 and 2), WaveRider's common stock, until the effectiveness of the merger, was listed for quotation on the OTC Bulletin Board (the "OTCBB"). Wave Wireless's common stock is currently listed for quotation on the OTCBB.

In connection with the consummation of the Merger, WaveRider intends to file a Form 15 to deregister, pursuant to Rule 12g-4(a)(1)(i) under the Exchange Act, the common stock and common stock warrants registered under Section 12(g) of the Exchange Act and to suspend, pursuant to Rule 12h-3(b)(1)(i) under the Exchange Act, WaveRider's reporting obligations under Section 15(d) of the Exchange Act with respect to the common stock and warrants. WaveRider intends to file the Form 15 only after obtaining the relief sought by this letter, but on or before the deadline for filing its Annual Report on Form 10-KSB for the year ending December 31, 2005.

But for the provisions of Rule 12h-3(c), WaveRider would qualify for the suspension of reporting obligations pursuant to Rule 12h-3 under the Exchange Act. Rule 12h-3(c) states that Rule 12h-3 is unavailable for any class of securities for a fiscal year in which a registration statement relating to that class becomes effective under the

Securities Act or is updated for purposes of Section 10(a)(3) through a company's Exchange Act filings. Each of WaveRider's Pre-2005 Form S-3s and Pre-2005 Form S-8s relating to its common stock, as well as its Pre-2005 Form S-3s relating to its common stock warrants registered under Section 12(g), because they had not been terminated and because by their terms they incorporated by reference WaveRider's subsequent Form 10-Ks, were automatically updated in fiscal year 2005 for purposes of Section 10(a)(3) when WaveRider filed its 10-K for the year ended December 31, 2004[4]. WaveRider also obtained initial effectiveness in 2005 of the two 2005 Form S-2s registering shares of common stock as described above. WaveRider otherwise satisfies the requirements of Rule 12h-3(a) and (b), except that these filings render WaveRider subject to the provisions of Rule 12h-3(c). Accordingly WaveRider would be prevented from suspending its duty to file periodic reports under Section 15(d) -- specifically, its Form 10-K for the year ended December 31, 2005 -- without the relief sought in this letter.

IV. Discussion

We respectfully submit that WaveRider should be able to rely on Rule 12h-3 to suspend its duty to file periodic reports under Section 15(d), notwithstanding the provisions of Rule 12h-3(c) for the following reasons: (1) WaveRider meets the requirements of Rule 12h-3(a) and (b), (2) Section 15(d)'s purpose of providing current information to purchasers is not at issue in the present circumstances, (3) any benefit of continuing to require WaveRider to file periodic reports does not outweigh the burdens of making such filings and (4) the SEC has frequently recognized in situations very similar to the present one that a literal reading of Rule 12h-3(c) is not always justified.

WaveRider meets all requirements of Rule 12h-3(a) and (b) for the suspension of its duty under Section 15(d) to file reports required by Section 13(a). It has timely filed all required reports for fiscal years 2003, 2004, 2005 and the interim period of 2006. In addition, no holders of WaveRider common stock that purchased stock pursuant to any of the registration statements described above currently remain WaveRider stockholders; all shares of its outstanding securities are held by Wave Wireless. As a result, it is clear that WaveRider meets the criteria for suspension of Exchange Act periodic reporting, but for the application of Rule 12h-3(c).

The staff has repeatedly indicated that a literal reading of Rule 12h-3(c) is not always justified by public policy reasons. In the proposing release to revise Rule 12h-3, the SEC stated that the purpose of periodic reporting under Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply" and that "this [Rule 12h-3(c)] limitation is in keeping

[4] WaveRider's Pre-2005 Form S-2s were not so updated, because by their terms they do not automatically incorporate subsequent Exchange Act filings.

with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." See Exchange Act Release No. 34-20263 (October 5, 1983) (the "Proposing Release"). These policy concerns are not at issue in the present situation for several reasons. As a result of the Merger, described in more detail above, all of WaveRider's common stock and other classes of securities have been exchanged for Wave Wireless securities, and all outstanding options have been assumed and converted to Wave Wireless options exercisable for Wave Wireless common stock. As a result of the Merger, Wave Wireless is the sole owner of all of the equity of WaveRider and no options, warrants or rights to acquire WaveRider equity remain outstanding. As described above, the registered common stock warrants expired in December 2004. In addition, Wave Wireless is a publicly traded, reporting company, so the former WaveRider holders now holding Wave Wireless securities will receive all the necessary current information regarding the Wave Wireless common stock which they now hold. In fact, the former holders of WaveRider, and new holders of Wave Wireless, have already received, in the proxy statement dated February 9, 2006, financial statements of Wave Wireless and financial statements of WaveRider as of September 30, 2005 and for the period then ending, and unaudited pro forma condensed consolidated financial statements showing the effect of the transaction. These financial statements were also included in the Wave Wireless S-4 Registration Statement. Wave Wireless will also file audited financial statements for WaveRider's fiscal year ended December 31, 2005 in its amended Current Report on Form 8-K to be filed under Item 2.01 within 75 days after the merger. We respectfully submit that, given this disclosure scheme, requiring WaveRider to file its own Form 10-K for the year ended December 31, 2005 would add little if any benefit to the Wave Wireless stockholders, compared to the burden of preparing and filing the report.

In the case of several of the offerings discussed above, particularly under the Pre-2005 Form S-3s and, with one exception, the Pre-2005 Form S-8s, there has not been a sale by the Company or, to the Company's knowledge, any selling stockholder under the registration statements since before the beginning of fiscal 2005. In such cases, especially when the issuer is merging into another public company which is obligated to provide financial statements of the target under Regulation S-X, any concern about providing ongoing current information is not the same concern addressed by the proposing release. We also note that the staff has previously stated in similar circumstances that Rule 12h-3(c) is not intended to apply to normal course updating of registration statements on Form S-8 pursuant to Section 10(a)(3) of the Securities Act. See Letter to C. Michael Harrington (available January 4, 1985). Moreover, WaveRider has filed post-effective amendments to all of its 1933 Act registration statements to deregister any securities of WaveRider that remain unsold. Accordingly, no investors would be able to purchase securities pursuant to these registration statements and so the protection of Section 15(d) is no longer necessary for potential purchasers.

A further reason that the no-action relief sought herein by WaveRider should be granted is because the purpose of Rule 12h-3 is to permit companies to suspend their reporting obligations when the securities are held by a small number of persons (less than 300 record holders). In the Proposing Release, the SEC noted that the rule suspended the duty to file reports because "Congress recognized, with respect to Section 15(d), that the benefits of periodic reporting by an issuer might not always be commensurate with the burdens imposed."

Finally, in several analogous cases, the staff has recognized that a literal reading of Rule 12h-3 can have unintended consequences and accordingly has taken a no-action position similar to that requested herein. See, e.g., Pacificare Health Systems, Inc. (available March 16, 2006); Unocal Corp. (available October 21, 2005); 3333 Holding Corp., Centex Development Co. (available March 17, 2004); CoorsTek, Inc. (available August 14, 2003), PayPal, Inc. (available November 13, 2002); ConocoPhillips (available August 23, 2002); CoCensys, Inc. (available November 10, 1999); DiMark Inc. (available May 29, 1996); Amgen Boulder Inc. (available March 29, 1995); Dataproducts Corp. (available June 7, 1990); and Mtech Corporation (available January 19, 1988). In each of these cases, notwithstanding that a registration statement under the Securities Act had been declared effective or had been updated under Securities Act Section 10(a)(3) through incorporation by reference during the fiscal year in question, the staff agreed with the position that Rule 12h-3(c) did not require an issuer to remain subject to the reporting requirements of Section 15(d) following a merger in which it became a wholly-owned subsidiary of another company and had no other publicly traded securities outstanding.

Therefore, because, following the Merger, WaveRider has just one shareholder, Wave Wireless, and because its financial statements and other disclosures about its operations as part of Wave Wireless will be made available in Wave Wireless's own Exchange Act filings, it appears to us to be contrary to the underlying policy of Rule 12h-3(c) to deny WaveRider the ability to suspend its reporting obligations under Rule 12h-3 simply because of the automatic updating in 2005 of the Pre-2005 Form S-3s and Pre-2005 Form S-8s and the 2005 initial effectiveness of the two 2005 Form S-2s.

V. Conclusion

For the reasons discussed above, we respectfully request that the Staff advise us that it will not recommend enforcement action to the SEC if, under the circumstances described in this letter, WaveRider files a Form 15 to suspend its reporting obligations under Sections 13(a) and 15(d) of the Exchange Act pursuant to Rule 12h-3 with respect to the common stock and common stock warrants registered under Section (12g), including the suspension of WaveRider's duty to file its Annual Report on Form 10-K for the year ending December 31, 2005. Alternatively, we request an exemption, pursuant to Section 12(h) of the Exchange Act, from any obligation of WaveRider to file reports under the Exchange Act under the circumstances described herein.

If the Staff disagrees with any of the views expressed herein, we respectfully request an opportunity to discuss the matter with the staff prior to any written response to this letter. In accordance with footnote 68 of Release No. 337427 (July 1, 1997), we are transmitting one copy of this letter by email. For convenience, we are also transmitting one copy via facsimile. Any questions or comments may be directed to the undersigned at (617) 832-1249.

Sincerely,

Gerard P. O'Connor

GPO
cc: T. Scott Worthington, WaveRider Communications, Inc.